UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: July 15, 2005

NEWMARK VENTURES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation or organization)

000-27407	98-0187705
(Commission File Number)	(IRS Employer Identification Number)

Roderick Shand, Chief Executive Officer
Suite 440-375 Water Street, Vancouver, British Columbia, Canada V6B 5C6
(Address of principal executive offices)

(604) 725-4160
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On July 15, 2005 Newmark Ventures Inc. (the "Company") entered into an agreement ("Agreement") with Sygenics Interactive Inc**.** ("Developer"), a Quebec corporation.

The Agreement provides for the development of an online virtual pet portal/website with highly interactive two-dimensional graphical interfaces and a powerful multi-layered back end engine which will enable the building of a worldwide virtual community. The portal will contain games, merchandizing, and activities inspired by the "Manga" theme. "Manga" has come to describe Japanese comic books and animated cartoons.

Included on the site will be:

- interactive, engaging, and interesting Manga inspired characters, pets, species and avatars who the users will be able to identify;
- games and situations where users can accumulate virtual points which they can use to trade with other users or exchange for items for their pets, species or avatars;
- several different settings or environments which blend and join together to create one complete community or world through which users can traverse;
- storylines and narratives, names and profiles for the characters, names and descriptions for the different environments;
- a virtual shopping mall where national and international chain stores can rent web site space for the purpose of showcasing their goods and providing them with an advertising opportunity. Users will be able to use their virtual points to purchase virtual goods for their pets, species and avatars, as well as exchange them for discount purchase vouchers for "real" items for their personal use;
- an integrated back end e-commerce engine that will allow for the merchandising and licensing of products associated with the site;
- Japanese, Chinese, Korean, French, Spanish, German, Italian and Portuguese translations of the site content

The Agreement has a twelve month term with an initial payment due on execution for past due services rendered and successive monthly payments due over the term tied to the achievement of certain developmental milestones. The Company expects to pay an aggregate amount of $1,320,000 Canadian Dollars (US$1,083,049) over the term of the Agreement. Hardware and software costs are not included in the fee schedule and will be paid separately by the Company. The Developer is expected to complete the portal by August 1, 2006.

The Company will be the sole and exclusive owner of the finished portal, all content developed for the site and any other work product constructed in connection with the Agreement. The Developer will be the sole and exclusive owner of the tools used in the development of the site and all applicable intellectual property rights connected to the portal development. The Company has further granted the Developer a right of first refusal on terms no less favorable to the Company than the prices and terms available from third parties with comparable expertise) to extend the narrative storyline, characters and locations developed for the portal into other media, such as but not limited to, feature films, video programs, and comic books.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits.

The following exhibit is filed herewith:

10   Portal Development Agreement dated July 15, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Newmark Ventures, Inc.

Date: August 5, 2005

By: /s/ Roderick Shand
Name: Roderick Shand
Title: Chief Executive Officer

Exhibit 99.1

PORTAL DEVELOPMENT AGREEMENT

THIS PORTAL DEVELOPMENT AGREEMENT (the "Agreement") is made as of the 15th day of July, 2005 (the "Effective Date"), by and between **NEWMARK VENTURES INC.** ("Company"), a Delaware Corporation, having its principal offices at Suite 440-375 Water Street, Vancouver BC V6B 5C6, Canada and, **SYGENICS INTERACTIVE INC.** ("Developer"), a Quebec Corporation, having its principal offices at 5524 Saint Patrick, Suite 500, Montreal, Quebec, H4E1A8.

Background

Company and Developer desire to enter into an agreement for Developer to design and develop a functional interactive web portal that will contain games, merchandizing, and activities inspired by the "Manga" theme, under and subject to the terms of this Agreement.

Agreement

For and in consideration of the foregoing, and the mutual promises and covenants set forth in this Agreement, the parties agree:

DEFINITIONS

"Developer Tools" means any tools, other than Third Party Tools, which are used by Developer for the creation, editing and publication of the Portal content. All Developer Tools used in the Portal shall be set forth in Exhibit D attached hereto which Developer may update by addenda from time to time as additional Developer Tools are used in the Portal by Developer.

"Development Fee" means the fees set forth in Exhibit A for the Portal design and development services.

"Error" means any material failure of the Portal to meet the requirements of the Specifications.

"Final Version" means the final version of the Work Product accepted pursuant to Section 1.8 hereof.

"Functional Elements" means third party software used for the hosting or deployment of the Portal.

"Intellectual Property Rights" means any and all now known or hereafter known tangible and intangible (a) rights associated with works of authorship throughout the universe including but not limited to copyrights, moral rights, and mask-works, (b) trademark and trade name rights and similar rights, (c) trade secret rights, (d) patents, designs, algorithms and other industrial property rights, (e) all other intellectual and industrial property rights (of every kind and nature throughout the universe and however designated) (including logos, "rental" rights and rights to remuneration), whether arising by operation of law, contract, license, or otherwise, and (f) all registrations, initial applications, renewals, extensions, continuations, divisions or reissues hereof now or hereafter in force (including any rights in any of the foregoing).

"Phased Delivery Schedule" means the schedule set forth in Exhibit A for the design and development of the Work Product.

"Portal" means the Work Product developed pursuant to this Agreement and made available through web pages on the World Wide Web.

"Specifications" means those standards and specifications to be mutually agreed upon between the parties from time to time in the course of developing the Portal with the objective of obtaining the functionalities more generally described in Exhibit B.

"Third Party Tools" means any tools, which are licensed by Developer and used for the creation, editing and publication of the Portal content. All Third Party Tools used in the Portal shall be set forth in Exhibit D attached hereto which Developer may update by addenda from time to time as additional Third Party Tools are used in the Portal by Developer.

"Work Product" means all HTML files, Java files, digital graphics files, animation files, data files, scripts and custom developed programs specifically created for the Portal, both in executable code and source code form, all documentation and any other work product specifically prepared for Company by Developer in accordance with the terms of this Agreement.

ARTICLE 1.   PORTAL DEVELOPMENT

Section 1.1   Delivery of Initial Company Content. Company shall deliver to Developer any Company content to be incorporated into the Portal. Company will conform Company content to customary text and image formats suitable for placement, or conversion to formats suitable for placement, on the Portal. Text formats may include standard word processor formats.

Section 1.2   Development. Developer shall provide the design, programming, and other consulting services as specified in Exhibit B, attached hereto. Developer will provide the Work Product to Company in accordance with the Phased Delivery Schedule. At least fourteen (14) days prior to the delivery of the Work Product for any given Phased Delivery, the Project Liaisons (as defined below) will meet and confer in order to agree upon written Specifications for the Work Product to be delivered at the next Phased Delivery. Time is of the essence with respect to the performance of both parties services and obligations hereunder.

Section 1.3   Project Liaisons. Each party's primary contact for development efforts shall be the project liaisons specified in Exhibit C or the person otherwise designated in writing by Company to Developer, as the case may be. Project Liaisons will meet or communicate via telephone conference at least weekly. Developer's Project Liaison will report weekly on (a) progress during the past week, (b) tasks not completed, (c) tasks assigned for the next period, (d) anticipated problems and delays in meeting the Phased Delivery Schedule or other issues with respect to the Specifications, and (e) recommended actions and solutions. The Developer will also render a monthly written status report. The parties may agree to appoint others as prime contact for certain specific functions such as technical requirements, marketing requirements and/or editorial requirements.

Section 1.4   Developer Tools. In the event any Developer Tools are incorporated into or are used in conjunction with the Portal, or any Developer Tools are used to manipulate Content for distribution on the Portal, then Developer hereby grants to Company a world-wide, perpetual license to use, the Developer Tools, as incorporated into the Work Product or Portal and to make copies, distribute, sub-license, or create derivative works thereof, in Company's discretion.

Section 1.5   Third Party Tools.   In the event of a termination of this Agreement, Company acknowledges that it will be responsible for acquiring and paying for the licenses to any Third Party Tools used in conjunction with the Portal, or used to manipulate Content for distribution on the Portal. Each of these Third Party Tools carries its own commercial end-user license as specified by its respective manufacturer.

Section 1.6   Staging Site/Acceptance. Developer shall make the Work Product available on a password protected server (the "Staging Site") for Company's review and acceptance. Company shall have twenty (20) calendar days (the "Acceptance Period") to review and evaluate the Work Product for each phase of the Portal development as set forth in the Phased Delivery Schedule (a "Phased Deliverable") to assess whether the Phased Deliverable meets the Specifications. Within the Acceptance Period, Company will, either: (a) accept the Work Product in writing; or (b) provide Developer with notice, written or oral, of the aspects in which the Work Product contains Errors and request that Developer correct said Errors. Failure to make the election provided in clause (a) or (b) of this Section 1.6 within the Acceptance Period shall be deemed a final and unconditional acceptance of the Work Product and a waiver of any claim with respect to any Error.

If Company requests that Developer correct the Work Product pursuant to clause (b) of Section 1.6, Developer shall within seven (7) calendar days of receipt of the written notice, or such longer period as is commercially reasonable, submit a revised Work Product in which such Errors have been corrected. Submission of such revised Work Product shall be Company's sole and exclusive remedy with respect to Errors on the part of Developer which were included or which with reasonable diligence should have been included in Company's written notice pursuant to clause (b) of Section 1.6. Within seven (7) calendar days of the receipt of the corrected Work Product ("Second Acceptance Period") Company may: a) accept the corrected Work Product in writing; or, (b) provide notice to the Developer to make further corrections to the Work Product and repeat the correction, review and acceptance procedure set forth in this Section 1.6. Failure to make the election provided in clause (a) or (b) of this Section within the Second Acceptance Period shall be deemed a final and unconditional acceptance of the corrected Work Product and a waiver of any claim with respect to any Error. Developer shall have a period of not less than sixty (60) days after the date the Staging Site is first made available for Company's review to correct all Errors set forth in Company's written notices and obtain Company's acceptance of the Work Product which Company agrees not to unreasonably withhold, delay or condition.

Section 1.7   Modification of Specifications. If Company desires to modify or enhance the Specifications for the Portal at any time during the term of this Agreement, the parties agree, through their respective Project Liaisons to negotiate any required changes needed to be made to the written Specifications, including any adjustments to the Delivery Schedule resulting from the proposed changes and each Liaison shall sign such revised written Specifications (the "Change Order") which will become a part of this Agreement. Notwithstanding the foregoing, Company may not change or alter the general scope of the Portal as set forth in Exhibit B without a full re-evaluation of the schedule and fees, which must be agreed upon by both parties.

Section 1.8   Final Version Acceptance. Upon delivery of the final Phased Deliverable, Company shall have 30 calendar days to evaluate the functionality of the Portal, after which the Portal shall be deemed to have been accepted, if no notice of Error is provided to the Developer by the Company within such 30 calendar day period. Upon satisfactory completion, the Company shall provide Developer with written notice of the acceptance of the Final Version.

Section 1.9   Payment. Company will pay to Developer the Development Fees as set forth in Exhibit A as per the indicated monthly schedule. Notwithstanding the previous sentence, Company shall have no obligation to make future payments while any Error remains uncorrected in a Phased Deliverable. Company acknowledges that failure to adhere to the payment schedule will result in delays in Phased Deliverables.

Section 1.10   Third Party Licenses. Company shall be responsible for acquiring and paying for software licenses through regular commercial channels for Functional Elements and Third Party Tools, including but not limited to those listed in Exhibit D, that are useful or necessary to the operation, modification or function of the Work Product or Portal, or are necessary to manipulate content for distribution on the Portal.

Section 1.11   Company Invention. In the event that Developer develops a specific Portal interface or functionality at Company's specific request, which is unique and not generally available (such method or functionality being a "Company Invention"), such Company Invention shall be considered a "work for hire." Developer irrevocably assigns such Company Invention to Company and such Company Invention shall remain the exclusive property of Company. Company agrees to negotiate in good faith a license of such Company Invention to Developer provided that such license will not infringe upon any competitive advantage that Company has or may have as a result of the Company Invention.

Section 1.12   Further Assurances. Developer shall take any and all reasonable actions within or beyond the scope of this Agreement necessary or requested by Company to vest in and assign to Company applicable right, title and interest in the Work Product, and agrees that, to the extent created or modified by Developer, all items comprising the Work Product are "works made for hire" and the exclusive property of Company, except for Third Party Tools, Functional Elements and Developer Tools. Developer makes such assignment without any further consideration or obligation on the part of Company, provided that Company shall pay trademark, copyright and other third party registration costs.

Section 1.13   Employee and Subcontractor Contracts. Developer shall cause each individual or company employed by Developer in connection with the Work Product to execute a contract regarding confidentiality and assignment of rights prior to each such individual or company's commencement of services thereunder. Such contracts shall: (a) include a full assignment of all rights to Developer, (b) include a waiver of any moral or similar rights by the employee or subcontractor, (c) be freely assignable to Company, and (d) contain restrictions on use and disclosure. Further, with respect to any subcontractors which it employs: (a) Developer shall ensure that any subcontractor executes a "work for hire" agreement that is acceptable to Developer and Company, (b) Developer shall be responsible for the direction and coordination of the services of such subcontractors, and (c) Company shall have no obligation to pay such subcontractor(s).

ARTICLE 2.   DELIVERY OF DOCUMENTATION AND OTHER DELIVERABLES

Section 2.1   Documentation. In addition to development and delivery of the Work Product described in the Specifications, Developer will deliver to Company the following materials (all of which are included in the defined term "Documentation") upon delivery of the final version of the Portal and otherwise at any time promptly upon request of Company: copies of the in-progress source code for the Portal, and all technical documentation, drawings, flow-charts, diagrams, file layouts, report layouts, screen layouts, demo disks, and other written materials related to, associated with, or used or produced in the development of the Portal, whether before or after execution of this Agreement.

Section 2.2 <u>Other Deliverables</u>. Upon Company's acceptance of the Final Version of the Portal, or upon termination of this Agreement, whichever occurs earlier, Developer shall deliver all Work Product, Developer Tools and Documentation to Company. Documentation shall be delivered in printed format and in electronic format. Source Code shall be delivered in electronic format.

Section 2.3 <u>Deployment and Distribution</u>. Company will be solely responsible for the deployment and operation of the Portal with regard to hardware, software licenses and hosting fees.

ARTICLE 3.   OWNERSHIP

Section 3.1 <u>Company's Ownership Rights.</u> Developer acknowledges and agrees that Company is the sole and exclusive owner of the Content and all Work Product, including without limitation, the Portal site map, interface design and Portal page templates on the public and administrative portions of the Portal, and all applicable Intellectual Property Rights thereto, except as otherwise provided in this Agreement.

Section 3.2 <u>Developer's Ownership Rights.</u> Company acknowledges and agrees that Developer is the sole and exclusive owner of the Developer Tools and all applicable Intellectual Property Rights thereto. Other than the right to use as expressly permitted in 1.4 of this Agreement, Company shall not, in whole or part, reproduce, modify, translate, create derivative works based upon, copy, distribute, transfer (by any means), reverse engineer, decompile or disassemble the Developer Tools ("Unauthorized Acts"), or cause or permit to be caused Unauthorized Acts. Company shall maintain as Confidential Information the Developer Tools.

Section 3.3 <u>Assignment of Rights.</u> Effective the date the Portal is both fully paid for and accepted (or deemed accepted) by Company pursuant to Section 1.8 of this Agreement, Developer agrees to transfer, and hereby transfers and assigns to Company its entire right, title and interest worldwide, if any, including without limitation all copyright ownership therein, no matter when acquired, in the Portal (excluding the Third Party Tools, Functional Elements and Developer Tools) and the Content, except as otherwise provided in this Agreement. Developer agrees to cooperate reasonably with Company in perfecting any such assignment of rights, including without limitation by executing and delivering such documents as Company may reasonably request, all at Company's sole expense. During and after the term of this Agreement, Developer will assist Company in every reasonable way, at Company's sole expense, to establish original ownership of all such rights on the part of Company. Developer hereby waives any and all claims that Developer may now or hereafter have in any jurisdiction to so-called "moral rights" with respect to the results of Developer's work and services hereunder.

Section 3.4 <u>Extensions into other Media</u>. Developer has the first right of refusal (at prices and on terms no less favorable to the Company than the prices and terms available from third parties with comparable expertise) to extend the narrative storyline, characters and locations developed for the Portal into other media, such as but not limited to, feature films, video programs, and comic books. Company acknowledges that Developer has already geared the development effort towards these extensions. In the event such extensions are given to Developer, the parties hereto shall negotiate a mutually agreeable contract. The right of first refusal shall not be applicable to any media or project with which the principals and/or personnel of the Developer have no prior commercial experience.

ARTICLE 4.   PAYMENTS

Section 4.1 <u>Fees</u>. The scheduled fees for development and delivery of the Portal are set forth in Exhibit A, and will be paid in full to Developer by the first day of each month for the duration of development, subject to Company's right to withhold payment under the provisions of Section 1.9.

Section 4.2 <u>Expenses</u>. Company agrees to directly pay for all pre-approved travel expenses of key members of the Developer development team when the parties agree that such members need to travel. All travel expenses are subject to compliance with Company's travel policies.

ARTICLE 5.   TERM AND TERMINATION

Section 5.1 <u>Term</u>. The initial term of this Agreement shall begin on the Effective Date and shall continue until the Work Product is fully delivered and accepted in accordance herewith, or the Agreement is otherwise terminated in accordance herewith. The term may be extended upon written acceptance of both parties in order to accommodate continued development on future versions of the Portal.

Section 5.2 <u>Termination</u>. Except as otherwise provided for herein, either party may terminate this Agreement upon the material breach of the other party, if such breach is reasonably capable of cure and remains uncured for 10 business days following written notice to the breaching party. Company may terminate this Agreement for any reason upon delivery of written notice to Developer not less than 30 days prior to the effective date of termination stated in such notice.

Section 5.3 <u>Effect of Early Termination</u>. In the event that the Agreement is terminated prior to delivery and acceptance of the final Work Product, the parties shall cooperate, in good faith, in the termination of the relationship and the delivery of respective properties and rights. In the event that Company or Developer terminates this Agreement (pursuant to Section 5.2 and other than termination for nonpayment by Company) prior to acceptance of any Work Product in process, Developer shall immediately deliver any and all Work Product completed or in process, and Company shall pay to Developer for work performed under the Phased Delivery Schedule an amount equal to the "Pro Rata Fee." The Pro Rata Fee shall be an amount mutually agreed by the parties representing a percentage of fees otherwise due equal to the approximate percentage of Work Product completed. If the parties cannot agree to a Pro Rata Fee within 15 business days following the effective date of termination, the parties agree to select a single party to review the parties' respective proposals and to arrive at a final, unappealable determination of the Pro Rata Fee. Work Product shall not be withheld or restricted by Developer pending determination of the Pro Rata Fee, or during any period that the merits of termination are subject to dispute, provided that all prior payments were up to date. In the event that any undisputed, unpaid amounts are referred to collection, Company shall reimburse Developer for all costs and expenses of collection, including all reasonable attorneys fees incurred. Company shall pay, all sales, use, excise and other taxes which may be levied upon the development and delivery of the Portal. Developer shall not withhold, disable nor restrict any Work Product or any functionality of the Portal pending determination of the Pro Rata Fee, during resolution of any unpaid balance or any other dispute between the parties, provided that all prior payments were up to date.

Section 5.4 <u>Continuation of Provisions</u>. Notwithstanding termination of this Agreement, in addition to provisions having terms specifically extending beyond termination or completion, provisions of this Agreement shall continue in full force and effect to the extent necessary to reasonably fulfill the parties' intent, and to permit enforcement of provisions with terms specifically extending beyond the term of this Agreement.

ARTICLE 6.   WARRANTIES

Section 6.1   Developer Work Product Warranties. Developer warrants that any Work Product comprised of or containing original work of Developer shall not as a result of Developer's actions or omissions: (a) infringe on the Intellectual Property Rights of any third party or any rights of publicity or privacy; (b) violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising); (c) be defamatory, trade libelous, unlawfully threatening or unlawfully harassing; (d) be obscene, pornographic or indecent; and (e) contain any computer programming routines that are intended by Developer to automatically disable, damage, detrimentally interfere with the function or appearance of the Portal, or surreptitiously intercept, accept or expropriate any system, data or information.

Section 6.2   Additional Developer Warranties. Developer warrants that: (a) any Work Product will conform in appearance and function to the Specifications in Exhibit B; and (b) there is no outstanding contract, commitment or agreement to which Developer is a party or legal impediment of any kind known to Developer which conflicts with this Agreement or might limit; restrict or impair the rights granted to Company hereunder.

Section 6.3   Date Representation. Developer warrants that any Work Product that reads, processes or otherwise generates or interfaces with date data will: (a) accommodate 4-digit year representation and have compatibility capabilities including, but not limited to: century recognition; calculations which accommodate same century and multi-century formulas and date values; correct sort ordering and interface values that reflect the century; (b) manage and manipulate data involving dates, including single century formulas and multi-century formulas, and will not cause an abnormal result or abort within the application or result in the generation of incorrect values or invalid outputs including such duties; (c) provide that all date-related user interface functionalities and data fields include the indication of the correct century; and (d) provide that all date-related system or application to application data interface functionalities will include the indication of the correct century.

Section 6.4   Limitation of Claims. Neither party shall be liable to the other party for consequential or punitive damages, and in no event shall any claim exceed the aggregate amount paid by Company to Developer under this Agreement. The foregoing limitations shall not apply to claims arising under this Agreement from a party's: (a) willful misconduct, (b) gross negligence, or (c) infringement on Intellectual Property Rights of the other party or third parties.

ARTICLE 7.   INDEMNITY

Section 7.1   Company Indemnity. Company shall indemnify, defend and hold harmless Developer against any third party claim, action, suit, or proceeding resulting from Company's acts, omissions or misrepresentations under this Agreement, and shall pay all settlements and damages finally awarded against Company based on a claim by a third party of infringement of any Intellectual Property Rights by any item of Company Content.

Section 7.2   Developer Indemnity. Developer shall indemnify, defend and hold harmless Company against any third party claim, action, suit or proceeding resulting from Developer's acts, omissions, or misrepresentations under this Agreement (including without limitation Developer's breach of the warranties contained in Section 6).

Section 7.3   Mechanics of Indemnity. The indemnifying party's obligations are conditioned upon the indemnified party (a) giving the indemnifying party prompt written notice of any claim, action, suit, or proceeding for which the indemnified party is seeking indemnity; (b) granting control of the defense and settlement to the indemnifying party; and (c) reasonably cooperating with the indemnifying party at the indemnifying party's expense. The indemnified party shall have the right to employ separate counsel, to participate in the defense of any claim, action, suit, or proceeding that is subject to this Section 7, and to have its own counsel in attendance at all times at the indemnified party's own cost. If any settlement of a claim subject to this Section 7 requires an affirmative obligation of, results in any ongoing liability to, or prejudices or detrimentally impacts the indemnified party in any way, then such settlement shall require the indemnified party's written consent, which shall not be unreasonably withheld.

Section 7.4   Limitation. THE FOREGOING STATES THE ENTIRE LIABILITY OF COMPANY FOR PATENT, INTELLECTUAL PROPERTY RIGHTS INFRINGEMENT BY ANY PRODUCT FURNISHED UNDER THIS AGREEMENT.

ARTICLE 8.   CONFIDENTIAL INFORMATION

Section 8.1   Access to a Use of Confidential Information. A party receiving Confidential Information agrees (i) that it is claimed to be a trade secret of the other party, (ii) not to disclose it to any third party or use any of such Confidential Information for any purpose except as necessary and consistent with the terms of this Agreement, (iii) to limit the use of and access to such Confidential Information to such employees who have a need to know such Confidential Information, (iv) that it will promptly notify the other party in writing of any unauthorized disclosures and/or use thereof. The aforementioned notice shall include a detailed description of the circumstances of the unauthorized disclosure or use and the parties involved therewith.

Section 8.2   Definition of Confidential Information. The term "Confidential Information" means information and/or materials containing information obtained or disclosed directly or indirectly which concern, without limitation, Company's or Developer's business, plans, customers, contact lists, preferences, products, Company's Portal data including server logs, all usage data and statistics relating to the Portal, any passwords allowing modification of the Portal or Content, any Content until such Content is published or publicly available, and any Work Product except to the extent that disclosure or further use is permitted (or not prohibited) by the terms of this Agreement. "Confidential Information" shall not include any information (including Work Product) from or by Developer to the extent that such information is made subject to Company's use hereunder by transfer of ownership or license rights (including, for example, Developer Functional Elements as and when the same become licensed to Company), provided that Company is vested in such rights and not in violations on any restrictions on use thereof provided herein.

Section 8.3   Exclusions. A party under this Agreement shall have no obligation as to Confidential Information that (i) is provided in a tangible form and not labeled as confidential or proprietary, or if provided orally, not designated as confidential or proprietary at the time of disclosure, (ii) is known to the receiving party at the time of disclosure, as evidenced by documentation in the receiving party's possession at the time of such disclosure, (iii) is independently developed by the receiving party (provided the receiving party can show that such development was accomplished by or for the receiving party without the use of or any reference to Confidential Information, (iv) becomes rightfully known to the receiving party from another source without restriction on subsequent disclosure or use, (v) is or becomes part of the public domain through no wrongful act of the receiving party, or (vi) is furnished by the disclosing party to a third party without a similar confidentiality restriction. A receiving party may disclose Confidential Information pursuant to any competently authorized judicial or governmental request, requirement or order, provided that the receiving party takes reasonable steps to give the disclosing party sufficient notice to contest such request, requirement or order and/or to seek a protective order therefor.

Section 8.4   Injunctive Relief. In the event of an unauthorized use, reproduction, distribution or disclosure of any Confidential Information, the parties agree that the disclosing party will not have an adequate remedy at law. Therefore, injunctive or other equitable relief may be appropriate to restrain such use, reproduction, distribution or disclosure.

Section 8.5   Dispute Resolution. In the event of any dispute arising out of or relating to this Agreement, the parties agree to attempt in good faith to resolve the dispute first by direct negotiation and then, if that is not successful, by mediation with a neutral third-party mediator acceptable to both parties. Mediation expenses will be shared equally by the parties. Any dispute arising out of or relating to this Agreement which is not settled by agreement of the parties within a reasonable time shall be settled exclusively in a binding arbitration by a single arbitrator. The location of any arbitration proceeding shall be in Atlanta, Georgia. The arbitration will be governed by the Federal Arbitration Act. The arbitrator will be selected and the arbitration conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association (AAA), except that the provisions of this Agreement will control over the AAA rules. The parties will share equally in the fees and expenses of the arbitrator and the cost of the facilities used for the arbitration hearing, but will otherwise bear their respective costs incurred in connection with the arbitration. Depositions will not be allowed, but information may be exchanged by other means. The parties agree to use their best efforts to ensure that the arbitrator is selected promptly and that the arbitration hearing is conducted no later than three (3) months after the arbitrator is selected. The arbitrator must decide the dispute in accordance with the substantive law which would govern the dispute had it been litigated in court. This requirement does not, however, mean that the award is reviewable by a court for errors of law or fact. Following the arbitration hearing, the arbitrator shall issue an award and a separate written decision which summarizes the reasoning behind the award and the legal basis for the award. The arbitrator may not award punitive damages and may not require one party to pay another party's costs, fees, attorneys fees, or expenses. The award of the arbitrator will be binding on each party. Judgment upon the award may be entered in any federal district court.

Section 8.6   Return of Confidential Information. Upon termination or expiration of this Agreement, each party will promptly return to the other party such party's Confidential Information in its possession or control.

Section 8.7   Advertising, Releases and Fair Representation. Except as may be required by law or regulation, no news release, public announcement or advertising material that references the other party shall be issued by either party without the prior written consent of the other party.

ARTICLE 9.   GENERAL PROVISIONS

Section 9.1   Governing Law. This Agreement will be governed and construed in accordance with the laws of the State of Georgia without giving effect to principles of conflict of laws. In any legal action or arbitration proceeding brought on account of a breach, the prevailing party shall recover from the other party all costs of litigation or arbitration, including reasonable attorneys fees.

Section 9.2   Further Assurances. Developer shall cooperate with Company, both during and after the term of this Agreement, in the procurement and maintenance of Company's rights to intellectual property created hereunder and to execute, when requested, any other documents deemed necessary or appropriate by Company to carry out the purpose of this Agreement.

Section 9.3   Compliance With Laws. Both parties shall ensure that they will comply with all applicable international, national and local laws and regulations.

Section 9.4   Severability; Waiver. If any provision of this Agreement is held to be invalid or unenforceable for any reason, the remaining provisions will continue in full force without being impaired or invalidated in any way. The parties agree to replace any invalid provision with a valid provision which most closely approximates the intent and economic effect of the invalid provision. The waiver by either party of a breach of any provision of this Agreement will not operate or be interpreted as a waiver of any other or subsequent breach.

Section 9.5   Force Majeure. If the performance of any party to this Agreement is prevented, hindered, delayed, or otherwise made impracticable by reason of any flood, riot, fire, acts of God or nature, or any other causes beyond the control of either party, that party shall be excused from such to the extent that it is prevented, hindered, or delayed by such causes; provided that the excused party shall engage best efforts to overcome such impediment.

Section 9.6   Headings. Headings used in this Agreement are for reference purposes only and in no way define, limit, construe or describe the scope or extent of such section or in any way affect this Agreement.

Section 9.7   Assignment and Subcontracting. This Agreement and Developer's rights, duties and obligations hereunder are personal to Developer, and Company has bargained for the services of Developer. Accordingly, Developer shall: (i) at all times be the principal service provider as measured by commitment of resources and time, (ii) keep Company apprised with an updated list of subcontractors and their subcontracted tasks, (iii) refrain from hiring or immediately terminate any subcontractor upon request by Company with just cause, (iv) retain subcontractors with suitable capabilities and experience and with a strong industry reputation, and (v) remain directly liable for all obligations and liabilities hereunder regardless of subcontracting. Developer shall be solely responsible for payment of Subcontractors; and Developer shall cause the immediate removal of any workmen's or materialmen's liens or similar restrictions imposed by subcontractors. Any actions or omissions by a subcontractor shall, for all purposes and without limitation, be deemed an action by Developer. Company may assign, transfer, delegate or grant all or any part of its rights pursuant to this Agreement to any person or entity. Any assignment, delegation or subcontract in violation of this Section 9.7 shall be void and of no effect. The parties' rights and obligations will bind and inure to the benefit of their respective successors and permitted assigns.

Section 9.8   Independent Contractors. The parties to this Agreement are independent contractors, and no agency, partnership, joint venture or employee-employer relationship is intended or created by this Agreement. Neither party shall have the power to obligate or bind the other party. Personnel supplied by Developer shall work exclusively for Developer and shall not, for any purpose, be considered employees or agents of Company. Developer assumes full responsibility for the acts of such personnel (including personnel of subcontractors) while performing services hereunder and shall be solely responsible for their supervision, direction and control, compensation, benefits and taxes.

Section 9.9   Recruitment Limitations. Company and Developer hereby acknowledge and agree that neither shall during the term of this Agreement and for a period of three years following the termination of this Agreement, knowingly directly or indirectly solicit for employment, contact, or hire any employee of the other with whom it might have had contact or become known to it during the period of the Agreement, except for those employees who may respond to solicitations or employment directed at the public in general in publications available to the public in general.

Section 9.10   Notice. All notices which are required by this Agreement to be in writing: (a) shall be delivered by hand, by overnight courier, by facsimile, or by certified or registered mail, postage prepaid, return receipt requested; (b) shall be deemed given upon receipt by the transmitting party of machine confirmation of successful transmission of a facsimile to the correct facsimile number, or on the date of actual delivery when the written notice is not sent by facsimile; and (c) shall be directed to the contact persons listed below at the respective addresses or facsimile numbers listed below, or to such other contact person, address or facsimile number as was last designated in a written notice by that party for notices to itself.

Section 9.11   Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall be taken together and deemed to be one instrument.

Section 9.12   Equitable Relief. Company and Developer may suffer irreparable harm in the event of any breach by the other party, and monetary damages in such event would be substantial and inadequate to compensate the harmed party. Consequently, Company and Developer shall be entitled, in addition to such monetary relief as may be recoverable by law, to such injunctive, mandatory or other equitable relief as may be necessary to restrain any threatened, continuing or further breach by the other party or to compel performance of such party of the terms of this Agreement.

Section 9.13   Entire Agreement. This Agreement, including the Exhibits attached hereto and documents incorporated herein by reference, sets forth the entire understanding and agreement of the parties and supersedes any and all oral or written agreements or understandings between the parties as to the subject matter of this Agreement. It may be changed only by a writing signed by both parties. Neither party is relying upon any warranties, representations, assurances or inducements not expressly set forth herein.

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

NEWMARK Ventures Inc.   SYGENICS Interactive Inc.
By: /s/ Roderick McIntosh Shand   By: /s/ Rajesh Vadavia
Name: Roderick McIntosh Shand   Name: Rajesh Vadavia
Title: President   Title: CEO

PORTAL DEVELOPMENT AGREEMENT

EXHIBIT A

<u>Development Fees for Portal version 1.0</u>

Company agrees to pay the entire amount that is due for each month on the first day of such month, at the latest, by electronic wire transfer (subject to the limitations on the obligation to pay contained in Section 1.9). Company may avoid delays in the development schedule by electing to pay in advance of these deadlines. All figures are in Canadian dollars and are subject to additional applicable sales taxes. The fees listed below only cover development; hardware and software costs are separate and are not included.

Fees for Initial Phase	$160,000 ($91,810 balance owed and past due as of July 1st, 2005)
August 1st, 2005	$85,000
September 1st, 2005	$95,000
October 1st, 2005	$95,000
November 1st, 2005	$95,000
December 1st, 2005	$95,000
January 1st, 2006	$105,000
February 1st, 2006	$95,000
March 1st, 2006	$95,000
April 1st, 2006	$105,000
May 1st, 2006	$95,000
June 1st, 2006	$95,000
July 1st, 2006	$105,000
TOTAL:	**$1,320,000 + GST**

<u>Phased Delivery Schedule</u>

Portal version 1.0

August 1st, 2005	Preliminary Public Preview (non-functionally interactive)
November 1st, 2005	Enhanced Preview (with demonstrations of functional interactivity)
February 1st, 2006	Next updated version of site
May 1st, 2006	Next updated version of site
August 1st, 2006	Final 1.0 release of site

Portal version 2.0

Timeline and specifications TBD

PORTAL DEVELOPMENT AGREEMENT

EXHIBIT B

Specifications:

1.   Development of an online virtual pet portal with highly interactive two-dimensional graphical interfaces and a powerful multi-layered back end engine which will allow for the building of a worldwide community of millions of users who visit the site on a daily basis.

2.   Develop interactive, engaging, and interesting Manga inspired characters, species and avatars who the users will be able to identify.

3.   Develop several different settings or environments which blend and join together to create one complete community or world through which users can traverse.

4.   Develop games and situations where users can accumulate virtual points which they can use to trade with other users or exchange for items for their pets, species or avatars.

5.   Develop a shopping mall where national and international chain stores can rent space for the purpose of showcasing their goods and providing them with an advertising opportunity. Users should be able to use their virtual points to purchase virtual goods for their pets, species and avatars, as well as be able to exchange them for discount vouchers allowing them to purchase "real" items for themselves.

6.   Integrate a back end e-commerce engine that will allow for the merchandising and licensing of products associated with the site.

7.   Create storylines and narratives. Names and profiles for the characters. Names and descriptions for the different environments.

8.   Translate the site content so that it can eventually be used in Japanese, Chinese, Korean, French, Spanish, German, Italian and Portuguese.

9.   The site menu should include:

        (a)   Create a user account and profile;

        (b)   Create and configure a Pet/Character;

        (c)   Ability to visit different worlds and environments;

        (d)   Ability to play games;

        (e)   Ability to visit the shopping mall and purchase items;

        (f)   Discussion Boards;

        (g)   News;

        (h)   Help;

        (i)   Merchandising;

        (j)   Guilds or clubs;

        (k)   Auctions; and

        (l)   Messaging.

PORTAL DEVELOPMENT AGREEMENT

EXHIBIT C

Project Liaisons

Company

      Adrian Towning

      Armand Hamouth

Developer

      Thomas Fedoryak

      Raj Vadavia

PORTAL DEVELOPMENT AGREEMENT

EXHIBIT D

1.   Listing of Functional Elements:

SYGENICS EVOLUTION (run-time production license)

Microsoft SQL Server 2000

Microsoft .Net Server (including IIS)

Macromedia Communication Server

Userplane Flash Instant Messaging system (or equivalent)

PHPBB Discussion Forum (or equivalent)

Drupal or Mambo CMS systems (or equivalent)

Others TBD

2.   Listing of Third Party Tools:

SYGENICS EVOLUTION (developer/integrator license)

Microsoft MSDN (including Visual Studio and SQL Server)

Macromedia Flash MX 2004 Professional

Adobe PhotoShop 6.0

Adobe ImageReady 3.0

Microsoft Office

Others TBD

3.   Listing of Developer Tools

TBD